

VOZROZHDENIE BANK

Date: 28 June 2006
No: 1101/4978

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you Message about price of placing the issued shares or procedure of its definition.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dlw 8/23

Luchnikov Pereulok 7/4, Moscow GSP-9, Russia, 101999
Phone (495) 777-0-888, Telefax (495) 620-19-99

vbank@co.voz.ru
www.vbank.ru

«Message about price of placing the issued shares or procedure of its definition

1. General Data	
1.1. Full corporate name of the issuer (for non-commercial institution – name):	Joint stock company Bank «Vozrozhdeniye».
1.2. Abbreviated legal name of the issuer:	Bank «Vozrozhdeniye» (OAO)
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region».

2. Summary of the Message

2.1. Information about distributed shares:

2.1.1. Category (type), series and other identification characteristics of securities:
ordinary non-documentary registered shares.

2.1.2. Maturity date (for bonds and options of the issuer): not stated for shares.

2.1.3. State registration number of the share issue (additional issue) and the date of state registration: 10101439BO15D, May 3rd 2006.

2.1.4. Name of the registration body executing state registration of the share issue (additional issue): Central Bank of the Russian Federation.

2.1.5. The number of placed shares and nominal value of each share (if availability of nominal value is stipulated by the legislation of RF).
The number of placed shares: 2,000,000 (Two mullion) items.
Nominal value of one share: RUR 10 (Ten).

2.1.6. Method of placing shares, and in case of placing shares by way of closed subscription – a circle of potential share purchasers.
Method of placing shares: open subscription.

2.1.7. Term (opening and closing dates) of placing shares and order of its definition.
Shares for persons, included in the shortlist of persons having pre-emptive right to purchase additional shares, shall be placed beginning from the date of advising shareholders of their pre-emptive right to purchase additional shares, but not before state registration of the share issue.
Placing shares of additional issue for persons, purchasing shares under open subscription shall be executed on the following day after publishing information about the results of exercising their pre-emptive right.
The closing date of share placement among individuals purchasing shares under open subscription shall be the earliest of the following dates:

- date of placing the last share of this additional issue; or
- the 30th (thirtieth) business day from the opening date of placement among participants of open subscription»).

Herewith, the closing date of placing shares of this additional issue should not be later than one year from the date of state registration of this additional share issue.

2.1.8. Form of payment for the distributed shares:
The citizens pay for additionally placed ordinary non-documentary registered shares in the currency of the Russian Federation. Payment for shares by non-residents (legal entities and individuals) is permitted in the foreign currency (USA) in cashless way by withdrawal from the bank accounts opened in the authorized banks, as well as from the accounts in the banks outside the territory of the Russian Federation.

2.2. Price of placing shares or the procedure of its definition through the formula with valuables, which cannot be changed subject to the issuer's wish, or by specifying the fact, that the price(s) of share placement should be defined in the process of trade sessions, where they are to be placed.
Price of placing ordinary non-documentary registered shares, including price of placing shares of additional issue to the persons with pre-emptive right to purchase the placed shares, is defined in the following proportion: one ordinary non-documentary registered share with a nominal value RUR 10 shall be placed by a purchaser at the value of RUR 729 (if purchased by citizens of RF) or $ 27 (if purchased by non-residents of RF) at the exchange rate RUR 27 per 1 USD.
2.3. If, in accordance with the registered Decision on the issue, the price of placing is defined by the Board of Directors (Supervisory Council) or by the General Meeting of Shareholders, performing their function, the following should be noted:
2.3.1. The issuer's governing body, which made Decision on defining the price of placing shares: Supervisory Council of Bank «Vozrozhdeniye» (OAO);
2.3.2. Date of taking decision on the price of placing shares: 14.06.2006;
2.3.3. Date of drawing up and number of the minutes of the issuer's governing body Meeting, where the Decision on defining the price of placing shares was taken: 14.06.2006, Minutes # 7;
2.4. If, in accordance with the procedure of defining the price of share placement, established by the registered decision on the share issue (additional issue), the price(s) of share placement is defined by the issuer in the process of trade sessions, where they are placed – the terms and procedure of holding trade sessions, where share placement is held.
Defining of the price in the process of trade sessions is not stipulated by Decision on additional share issue.

3. Signature		
3.1. Deputy Chairman of Bank Vozrozhdeniye (OAO)	(*signature*)	A.V.Dolgopolov
3.2. Date: June 14, 2006		
Stamp		